

Mail Stop 3561

May 3, 2010

Via U.S. Mail

Mr. Robert E. Harrison, Chief Executive Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, North Carolina 27560-8417

> **Re:** **Alliance One International, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 8, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 4, 2009**
> **File No. 001-13684**

Dear Mr. Harrison:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief